TERNIUM S.A.
29 Avenue de la Porte-Neuve,
L-2227 Luxembourg
R.C.S. Luxembourg B 98 668 www.ternium.com

August 10, 2012

Mr. Terence O’Brien,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F. Street, N.E.,

Washington, D.C. 20549.

Re:	Ternium S.A.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 25, 2012
File No. 001-32734

Dear Mr. O’ Brien:

Set out below are the responses of Ternium S.A. (“Ternium” or the “Company”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated July 27, 2012, to Mr. Pablo Brizzio, the Company’s Chief Financial Officer, and received by the Company through Sullivan & Cromwell LLP on July 27, 2012 (the “Comment Letter”).

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all references are to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011 (the “2011 Form 20-F”).

1.	Based on your disclosure on page 73 your financial covenants include a leverage and interest coverage ratio. To the extent that future non-compliance of any debt covenant is reasonably likely, in future filings please identify your financial covenants and the required ratio and your actual ratio.

R:	The Company acknowledges the Staff’s comment and advises the Staff that, to the extent that non-compliance of any debt covenant is reasonably likely, in future filings it will include the requested information.

2.	You disclose on page 16 that Ternium’s subsidiary Siderar has significant manufacturing operations and assets located in Argentina and a significant portion of its sales are made in Argentina and that Siderar’s business could be materially and adversely affected by economic, political, social, fiscal and regulatory developments in Argentina. We further note that in 2008 that ANSeS became a significant shareholder of Siderar in 2008 as a result of the nationalization of Argentina’s private pension system. Given the uncertainty surrounding Siderar and the fact it has significant assets, in future filings please quantify Argentina’s sales and assets so that an investor can assess materiality. Refer to ASC 280-10-50-41(b) and Form 20-F.T.PartI.Item 5.D. for guidance.

R:	The Company acknowledges the Staff’s comment and advises the Staff that in future filings it will quantify Argentina’s sales and assets so that an investor can assess materiality.

3.	We note from page F-5 that you recorded a currency translation adjustment loss of $433.3 million for 2011, however it is not fully explained on page 55 in your discussion of foreign currency results. In future filings please disclose the material components of the adjustment and the circumstances under which your income statement would be impacted.

R:	The Company acknowledges the Staff’s comment and advises the Staff that in future filings it will disclose the material components of the adjustment and the circumstances under which Ternium’s income statement would be materially impacted.

4.	We note from your income statement that interest expense increased 38% from 2010 to 2011 but current and long-term borrowings only increased 3%. We further note your disclosure on page F-43 that average interest rates increased from 3.29% in 2010 to 3.42% in 2011. Given these factors it is unclear why interest expense increased by 38% year over year. In future filings please provide a more comprehensive explanation of the contributing factors that impacted interest expense and please quantify the impact that derivative income/(expense) had on interest expense for each period presented.

R:	The Company acknowledges the Staff’s comment and advises the Staff that in future filings it will provide a more comprehensive explanation of the contributing factors that impacted interest expense and, to the extent material, quantify the impact that derivative income/(expense) had on interest expense for each period presented.

5.	You disclose on page 14 that your ability to make dividend payments and other distributions could be restricted by legal, contractual or other limitations. In future filings please revise your liquidity and capital resources section to discuss the above and other material restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations. Please provide the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X. As part of your response please provide your calculation that demonstrates whether your consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

R:	The Company acknowledges the Staff’s comment. The Company believes, however, that its disclosure in the 2011 Form 20-F on liquidity and capital resources is responsive to the requirements and instructions in Form 20-F.

Pursuant to Rule 4-08(e)(3) of Regulation S-X, “restricted net assets” is defined as the “amount of the registrant’s proportionate share of net assets (after intercompany eliminations) reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).” The Company advises the Staff that as of the end of each of the periods covered in the 2011 Form 20-F, neither the Company’s subsidiaries were subject to restrictions that prevented them from transferring funds in the form of loans, advances or cash dividends to the Company without the consent of a third party, nor was the Company’s ability to declare dividends adversely affected in any material manner.

The Company notes to the Staff that the risk factor on page 14 was intended to highlight the fact that, due to its status as a holding company, the Company conducts all of its operations through subsidiaries and that, accordingly, its ability to pay cash dividends to shareholders depends on the results of operations and financial condition of its subsidiaries and the ability of its subsidiaries to make dividend payments or other cash distributions; because the Company’s subsidiaries are located in a variety of jurisdictions subject to diverse economic and political conditions, the Company can give no assurances that its subsidiaries will not face transfer restrictions in the future. For further information, we refer the Staff to the disclosure, starting on page 15, in “Item D. Risk Factors—Risks Relating to the Countries in Which We Operate—Negative economic, political and regulatory developments in certain markets where Ternium has a significant portion of its operations and assets could hurt Ternium’s financial condition, shipments and prices and disrupt its manufacturing operations, thereby adversely affecting its results of operations and financial condition” and, specifically regarding the growing restrictions that may affect Siderar’s future ability to distribute dividends, the disclosure on page 17 “—Argentine exchange controls could prevent Ternium from paying dividends or other amounts from cash generated by Siderar’s operations.”

The Company further advises the Staff that it concluded that parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X were not required to be included in the 2011 Form 20-F based on the following considerations:

•	The requirements of Rule 5-04 of Regulation S-X are triggered only if third-party consent is required for an upstream movement of assets from the relevant consolidated subsidiary to the parent.

•

As of the end of each of the periods covered in the Form 20-F, none of the Company’s subsidiaries was subject to any restrictions that prevented them from transferring assets in the form of loans, advances or cash dividends to the Company without the consent of a third party.

•

Accordingly, the Company confirms that as of the end of each of the periods covered in the Form 20-F, the restricted net assets of its consolidated subsidiaries did not exceed 25% of consolidated total assets.

The Company confirms that in future filings it will provide parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X in the event that the restricted net assets of its consolidated subsidiaries exceed 25% of consolidated total assets as of the end of the most recent fiscal year.

6.	Tell us and disclose in future filings your loss exposure under your foreign exchange derivative contracts. If your loss exposure is capped, please tell us and quantify the cap in future filings. Alternatively, if there’s no loss exposure cap, please disclose this fact in future filings.

R:	In response to the Staff’s comment, the Company advises the Staff that, as of December 31, 2011, its loss exposure under foreign exchange derivative contracts was as follows:

•

Uncapped loss exposure under several non-deliverable foreign exchange forward and forward collar agreements (buy BRL – sell USD) hedging the Company and its subsidiaries’ Brazilian-real exchange rate exposure in connection with the purchase of Usiminas shares, with an aggregate notional amount of BRL 3.9 billion.

•

Uncapped loss exposure under several non-deliverable foreign exchange forward agreements (buy USD – sell COP) hedging the exchange rate exposure of Colombian-peso denominated trade receivables against the U.S. dollar, with an aggregate notional amount of COP 34.4 billion and an average forward price of 1,923 COP per USD.

•

Uncapped loss exposure under a non-deliverable foreign exchange forward agreement (buy USD– sell MXN) hedging Ternium Mexico’s operating exposure in Mexican pesos, with an aggregate notional amount of MXN 627.5 million and a forward price of 13.94 MXN per USD.

•

Uncapped loss exposure under several non-deliverable foreign exchange forward agreements (buy ARS – sell USD) entered into with the purpose of reducing Siderar’s interest rate costs under its Argentine peso-denominated financial debt, with an aggregate notional amount of ARS 2.1 billion and an average forward price of 4.67 ARS per USD.

The Company confirms to the Staff that in future filings it will disclose its loss exposure under foreign exchange derivative contracts and whether or not its loss exposure is capped.

7.	You disclose that you entered “knock-in” swap agreements in Mexico. In future filings please provide a disclosure that explains “knock-in” swap agreements. Please show us your proposed future disclosure.

R:	The Company acknowledges the Staff’s comment and confirms that in future filings it will provide disclosure that explains its “knock-in” swap agreements.

An example of future disclosure is as follows:

Interest rate contracts

[…]

On June 18, 2008, Ternium Mexico entered into several knock-in swap agreements to hedge its floating-rate debt. In general terms, a knock-in swap agreement is a regular interest rate swap with the addition of a knock-in level; the underlying swap is only activated if on any of the predefined fixing dates the reference rate fixes below (or above, as applicable) the knock-in level. Ternium Mexico’s knock-in swap agreements have an average swap level of 5.22% and a knock-in level of 2.5%. Accordingly, if the reference rate is between 2.5% and 5.22%, the swap-adjusted interest rate for Ternium Mexico’s debt floats within that level, but if the reference rate is above 5.22% or below 2.5%, the swap-adjusted interest rate for Ternium Mexico’s debt is set at 5.22%. As of December 31, 2011, these knock-in swap agreements, which are due in July 2012, had a notional amount outstanding of USD396 million, were accounted for as cash flow hedges and generated a negative reserve in equity of USD9.6 million.

*  *  *  *  *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Pablo Brizzio

Pablo Brizzio Chief Financial Officer

cc:	Tracey McCoy
(Securities and Exchange Commission)

Mervyn Martins
(PricewaterhouseCoopers S.c.)

Cristian J. P. Mitrani Diego E. Parise
(Mitrani, Caballero, Ojam & Ruiz Moreno)

Robert S. Risoleo
(Sullivan & Cromwell LLP)